Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252814

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated June 3, 2021)

HIMS & HERS HEALTH, INC.

174,516,077 Shares of Class A Common Stock

3,904,086 Warrants to Purchase Shares of Class A Common Stock

10,612,401 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated June 3, 2021 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252814). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on July 9, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of (A) up to 174,516,077 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), consisting of (i) up to 7,500,000 shares of Class A common stock issued in a private placement pursuant to subscription agreements entered into on September 30, 2020; (ii) up to 3,773,437 shares of Class A common stock issued upon consummation of the Business Combination (as defined in the Prospectus), in exchange for our Class B ordinary shares originally issued in a private placement to Oaktree Acquisition Holdings, L.P.; (iii) up to 136,191,471 shares of Class A common stock issued to former stockholders and advisors of Hims, Inc.; (iv) up to 8,377,623 shares of Class A common stock reserved for issuance by us upon conversion of Class V common stock held by trusts affiliated with Andrew Dudum, our Chief Executive Officer; (v) up to 14,153,520 shares of restricted Class A common stock issued in connection with the Business Combination and subject to certain stock price-based vesting conditions; (vi) up to 615,940 shares of Class A common stock reserved for issuance by us upon exercise of assumed warrants to purchase Class A common stock held by former warrant holders of Hims, Inc. and (vii) up to 3,904,086 shares of Class A common stock that are issuable upon exercise of the private placement warrants and business combination warrants (each as defined in the Prospectus); and (B) up to 3,904,086 warrants.

In addition, the Prospectus and this prospectus supplement relate to the offer and sale of up to 6,708,315 shares of Class A common stock that are issuable by us upon the exercise of 6,708,315 warrants (the “public warrants”) that were previously registered by the holders thereof. Additionally, this prospectus relates to the offer and sale of (i) up to 3,012,500 shares of Class A common stock issuable by us upon exercise of 3,012,500 warrants to purchase shares of Class A common stock originally issued to the Sponsor (as defined in the Prospectus) in a private placement by the holders thereof and (ii) up to 891,586 shares of Class A common stock issuable by us upon exercise of 891,586 warrants to purchase shares of Class A common stock issued or issuable to former stockholders of Hims, Inc. by the holders thereof other than the initial holders.

Our Class A common stock and public warrants are listed on the New York Stock Exchange under the symbols “HIMS” and “HIMS WS,” respectively. On July 12, 2021, the closing price of our Class A common stock was $10.56 and the closing price of our public warrants was $2.78.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks. See the section entitled “Risk Factors” beginning on page 13 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 13, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 9, 2021

HIMS & HERS HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38986	98-1482650
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2269 Chestnut Street, #523 San Francisco, California	94123
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 851-0195

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	HIMS	The New York Stock Exchange
Redeemable Warrants, each whole warrant exercisablefor one share of Class A common stock	HIMS WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On July 9, 2021, Hims & Hers Health, Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding warrants to purchase shares of the Company’s Class A common stock, par value $0.0001 per share, that were issued under the Warrant Agreement, dated July 22, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press Release dated June 9, 2021 announcing redemption of all outstanding warrants

99.2	Notice of Redemption dated July 9, 2021

104	Cover Page Interactive Data file (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HIMS & HERS HEALTH, INC.

DATE: July 9, 2021	By:	/s/ Andrew Dudum
Andrew Dudum
Chief Executive Officer

Exhibit 99.1

Hims & Hers Announces Redemption of All Outstanding Warrants

SAN FRANCISCO—(BUSINESS WIRE)— Hims & Hers Health, Inc. (“Hims & Hers” or the “Company,” NYSE: HIMS), the multi-specialty telehealth platform focused on providing modern personalized health and wellness experiences to consumers, today announced that it will redeem all of its outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated July 22, 2019 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), that remain outstanding at 5:00 p.m. New York City time on August 9, 2021 (the “Redemption Date”) for a redemption price of $0.10 per Warrant. The Warrants consist of (i) the units sold in the Company’s initial public offering (the “Public Warrants”) and (ii) warrants to purchase shares of Common Stock previously held by Oaktree Acquisition Holdings, L.P., the Company’s sponsor, that were cancelled and issued or issuable to former stockholders of Hims, Inc. in connection with the Company’s business combination that closed in January 2021. As previously announced, in February 2021 all of the outstanding Private Placement Warrants (as defined in the Warrant Agreement) were net exercised.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Warrants at a redemption price of $0.10 per Warrant if the last sales price (the “Reference Value”) of the Common Stock is at least $10.00 per share on the trading day prior to the date on which a notice of redemption is given. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants. In addition, the New York Stock Exchange intends to halt trading on the Public Warrants after close of market on August 6. 2021. The redemption will not affect trading of the Company’s Common Stock.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such Warrants. Payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock or (ii) on a “cashless basis” in which the exercising holder will receive 0.267 shares per Warrant, which is the number of shares of Common Stock determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date, August 9, 2021, and the average last sale price of the Common Stock during the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants, which was $10.78 (the “Fair Market Value”). If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares such holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Any Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

None of the Company, its board of directors or employees has made or is making any representation or recommendation to any holder of the Warrants as to whether to exercise or refrain from exercising any Warrants.

A registration statement on Form S-1 under the Securities Act of 1933, as amended, has been filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-252814) covering the Common Stock issuable upon exercise of the Warrants. The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from the Company’s investor relations website at https://investors.forhims.com/.

Questions concerning redemption and exercise of the Warrants can be directed to our Warrant Agent, Continental Stock Transfer & Trust Company, at 1 State Street 30th Floor, New York, NY 10004-1561, by telephone at (212) 509-4000 or by email at reorg@continentalstock.com

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer of any of the Company’s securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by the use of forward-looking terminology, including the word “will,” or its negative or other variations or comparable terminology. There can be no assurance that actual results will not materially differ from expectations. Such statements include, but are not limited to, expectations regarding the redemption of the Warrants. These statements are based on management’s current expectations, but actual results may differ materially due to various factors. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on us. Future developments affecting us may not be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) and other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, risks related to the redemption of the Warrants, as well as those factors described in the “Risk Factors” section and other sections of our most recent Annual Report on Form 10-K, most recent Quarterly Report on Form 10-Q and other current and periodic reports we file from time to time.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

About Hims & Hers

Hims & Hers is a multi-specialty telehealth platform that connects consumers to licensed healthcare professionals, enabling them to access high-quality medical care for numerous conditions related to primary care, mental health, sexual health, dermatology, and more. Launched in November 2017, the company also offers thoughtfully created and curated health and wellness products. With products and services available across all 50 states and Washington, D.C., Hims & Hers is able to provide access to quality, convenient and affordable care for all Americans. Hims & Hers was founded by CEO Andrew Dudum, Hilary Coles, Jack Abraham and Joe Spector at venture studio Atomic in San Francisco, California. For more information about Hims & Hers, please visit forhims.com and forhers.com.

Linda O’Connor

press@forhims.com

Exhibit 99.2

July 9, 2021

NOTICE OF REDEMPTION OF ALL OUTSTANDING

WARRANTS (CUSIP 433000114)

Dear Warrant Holder,

Hims & Hers Health, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on August 9, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”), that were issued under the Warrant Agreement, dated July 22, 2019 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”) for a redemption price of $0.10 per Public Warrant (the “Redemption Price”). The Warrants consist of (i) the units sold in the Company’s initial public offering (the “Public Warrants”) and (ii) warrants to purchase shares of Common Stock previously held by Oaktree Acquisition Holdings, L.P., the Company’s sponsor, that were cancelled and issued or issuable to former stockholders of Hims, Inc. in connection with the Company’s business combination that closed in January 2021. As previously disclosed, in February 2021 all of the outstanding Private Placement Warrants (as defined in the Warrant Agreement) were net exercised.

Under the terms of the Warrant Agreement, the Company is entitled to redeem all of the outstanding Warrants at a redemption price of $0.10 per Warrant if the last sales price (the “Reference Value”) of the Common Stock is at least $10.00 per share on the trading day prior to the date on which a notice of redemption is given. At the direction of the Company, the Warrant Agent has delivered a notice of redemption to each of the registered holders of the outstanding Warrants.

The Warrants may be exercised by the holders thereof until 5:00 p.m. New York City time on the Redemption Date to purchase fully paid and non-assessable shares of Common Stock underlying such Warrants. Payment upon exercise of the Warrants may be made either (i) in cash, at an exercise price of $11.50 per share of Common Stock (the “Cash Exercise Price”) or (ii) on a “cashless basis” in which the exercising holder will receive 0.267 shares per Warrant, which is the number of shares of Common Stock determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date, August 9, 2021, and the average last sale price of the Common Stock during the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants, which was $10.78 (the “Fair Market Value”). If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares such holder will be entitled to receive will be rounded down to the nearest whole number of shares.

The Public Warrants and the Common Stock are listed on the New York Stock Exchange (the “NYSE”) under the symbols “HIMS WS” and “HIMS,” respectively. On July 8, 2021, the closing price of the Public Warrants was $2.72 and the closing price of the Common Stock was $10.31. The NYSE intends to halt trading on the Public Warrants after close of market on August 6. 2021. In addition, at 5:00 p.m. New York City time on the Redemption Date, the Public Warrants will cease trading on the NYSE. The redemption will not affect trading of the Company’s Common Stock.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Warrant holders to exercise their Warrants will terminate immediately prior to 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Warrants will have no rights with respect to those Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Warrants.

The Company is exercising this right to redeem the Warrants pursuant to Section 6.2 of the Warrant Agreement. Pursuant to Section 6.2 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Warrants if the Reference Value is at least $10.00 per share on the trading day prior to the date on which a notice of redemption is given.

The last sales price of the Common Stock was at least $10.00 per share on July 8, 2021 (which is the trading day prior to the date of this notice of redemption). The Fair Market Value was $10.78 on July 6, 2021 (which is the third trading day prior to the date of this notice of redemption).

EXERCISE PROCEDURE

Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Warrants to purchase Common Stock. Payment upon exercise of the Warrants may be made either (i) in cash, at the Cash Exercise Price or (ii) on a “cashless basis” in which the exercising holder will receive 0.267 shares per Warrant, which is the number of shares of Common Stock determined in accordance with the terms of the Warrant Agreement and based on the Redemption Date, August 9, 2021, and the average last sale price of the Common Stock during the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants, which was $10.78. If any holder of Warrants would, after taking into account all of such holder’s Warrants exercised at one time, be entitled to receive a fractional interest in a share of Common Stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Payment of the Cash Exercise Price may be made by wire transfer of immediately available funds. Wire instructions will be provided to the Depository Trust Company and will otherwise be provided upon request.

Those who hold their Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Warrants.

Persons who are holders of record of their Warrants may exercise their Warrants by sending (1) a fully and properly completed “Election to Exercise” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Warrants being exercised and whether such Warrants are being exercised on a cash or cashless basis, and (2) if exercised for cash, payment in full of the Cash Exercise Price via wire transfer or other method of payment permitted by the Warrant Agreement to the Warrant Agent at:

Continental Stock Transfer & Trust Company

1 State Street 30th Floor

New York, NY 10004-1561

Telephone: (212) 509-4000

Email: reorg@continentalstock.com

The method of delivery of the Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Exercise and, if the applicable Warrants are exercised for cash, payment in full of the Cash Exercise Price must be received by Continental Stock Transfer & Trust Company prior to 5:00 p.m. New York City time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Exercise or, if the applicable Warrants are exercised for cash, the payment in full of the Cash Exercise Price before such time will result in such holder’s Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Warrants who hold their warrants in “street name,” broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. New York City time on August 11, 2021, to deliver the Warrants to the Warrant Agent provided that a Notice of Guaranteed Delivery and, in the case of a cash exercise, payment in full of the Cash Exercise Price, is received by the Warrant Agent prior to 5:00 p.m. New York City time on the Redemption Date. Any such Warrant received without the Election to Exercise or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed or, in the case of a cash exercise, without the payment in full of the Cash Exercise Price will be deemed to have been delivered for redemption (at $0.10 per Warrant), and not for exercise.

PROSPECTUS

A prospectus covering the Common Stock issuable upon the exercise of the Warrants is included in a registration statement (Registration No. 333-252814) initially filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2021 and originally declared effective by the SEC on February 12, 2021 (and post-effective amendments No. 1 and No. 2 to the registration statement were declared effective by the SEC on March 23, 2021 and June 3, 2021, respectively). The SEC maintains an Internet website that contains a copy of this prospectus. The address of that site is www.sec.gov. Alternatively, you can obtain a copy of the prospectus from our investor relations website at https://investors.forhims.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Warrant for payment after 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Warrants.

*********************************

Any questions you may have about redemption and exercising your Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Hims & Hers Health, Inc.

/s/ Spencer Lee
Spencer Lee
Chief Financial Officer

Annex A

HIMS & HERS HEALTH, INC.

ELECTION TO EXERCISE

CHECK ONE BOX BELOW AND COMPLETE THE CORRESPONDING PARAGRAPH

☐

The undersigned hereby irrevocably elects to exercise the right to receive _____________ shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of Hims & Hers Health, Inc. (the “Company”) and herewith tenders payment for such shares of Common Stock to the order of the Company in the amount of $____________ in accordance with the terms hereof. The undersigned requests that such shares of Common Stock be issued in a book-entry position to__________________________, whose address is ________________________________________.

☐

The undersigned hereby irrevocably elects to exercise the right through the cashless exercise provisions of the Warrant Agreement, to exercise its Warrant (as defined below) pursuant to a Make-Whole Exercise (as defined in the Warrant Agreement) to receive the number of shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”), of Hims & Hers Health, Inc. (the “Company”), that this Warrant is exercisable for, as determined in accordance with subsection 3.3.1(b) or Section 6.2 of the Warrant Agreement, as applicable.

The warrants to purchase shares of Common Stock (each, a “Warrant”) have been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement, dated July 22, 2019, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Pursuant to the terms of the Warrant Agreement, each whole Warrant is exercisable for one fully paid and non-assessable share of Common Stock, except that holders exercising pursuant to the cashless exercise provisions of the Warrant Agreement shall receive less than one share upon exercise, as determined by the Warrant Agreement. Any Warrants that remain unexercised at 5:00 p.m. New York City time on the redemption date will be void and no longer exercisable, and the holders of those Warrants will be entitled to receive only the redemption price of $0.10 per Warrant.

[Signature Page Follows]

Date:                     , 2021

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).